Filed by Hennessy Funds Trust (811-07168)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended
Subject Company: Quaker Investment Trust (811-06260)

QUAKER INVESTMENT TRUST
261 North University Drive, Suite 520
Ft. Lauderdale, FL 33324
(888) 272-0007
www.ccminvests.com

October 24, 2023

Supplement to the Proxy Statement and Prospectus dated August 25, 2023

A special meeting of shareholders of all classes of each of the CCM Core Impact Equity Fund and the CCM Small/Mid-Cap Impact Value Fund (collectively, the “CCM Funds”), each a series of Quaker Investment Trust, a Delaware statutory trust (“QIT”), was held on October 24, 2023, at 10:00 a.m. local time, at the offices of QIT at 261 North University Drive, Suite 520, Ft. Lauderdale, Florida 33324. At the meeting, there was a quorum present for the CCM Small/Mid-Cap Impact Value Fund, and the shareholders of the CCM Small/Mid-Cap Impact Value Fund approved the reorganization of the fund into the Hennessy Stance ESG ETF (the reorganization is currently scheduled to occur on November 10, 2023).
With regard to the CCM Core Impact Equity Fund, the special meeting of the shareholders of all classes of the CCM Core Impact Equity Fund was adjourned until November 9, 2023, at 10:00 a.m., local time to solicit additional votes as a quorum was not achieved on the original meeting date. The adjourned special meeting for the CCM Core Impact Equity Fund will reconvene on November 9, 2023, at the offices of QIT at 261 North University Drive, Suite 520, Ft. Lauderdale, Florida 33324.  The record date for the special meeting of the CCM Core Impact Equity Fund, July 25, 2023, remains unchanged.
More information regarding the proposed reorganization of the CCM Core Impact Equity Fund into the Hennessy Stance ESG ETF is available in the Proxy Statement and Prospectus dated August 25, 2023, which information is incorporated herein by reference.  Documents that relate to the CCM Funds are available, without charge, by writing to Quaker Investment Trust, 261 North University Drive, Suite 520, Ft. Lauderdale, Florida 33324, by calling (888) 272-0007 (toll-free) or over the Internet at www.ccminvests.com.  Documents that relate to the Hennessy Stance ESG ETF are available, without charge, by writing to Hennessy Funds Trust at 7250 Redwood Blvd., Suite 200, Novato, California 94945, by calling 1‑800-966-4353 or 1-415-899-1555 or over the Internet at www.hennessyetfs.com.
******
Proxy Statement and Prospectus Supplement Dated October 24, 2023
Please Read Carefully and Keep for Future Reference